Exhibit 99.3

Return on Equity and Assets Ratios

	Q2 2023	Q1 2023	Six months ended April 30, 2023	For the Year-Ended October 2022
Return on Assets	0.79%	0.61%	0.69%	0.84%
Return on Equity	14.4%	12.6%	13.5%	16.4%
Dividend Payout Ratio	51%	58%	54%	45%